AM 5/2/2005



05042225

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

(A)

SEC FILE NUMBER
8- 49056

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IBC INVESTMENTS CORPORATION
DBA: IBC INVESTMENTS

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3501 N.W. 63RD STREET, SUITE 309
(No. and Street)

OKLAHOMA CITY (City) OK (State) 73116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LISLE, COMPTON, COLE & ALMEN LLP
(Name – *if individual, state last, first, middle name*)

2601 NW EXPRESSWAY, STE 200W (Address) OKLAHOMA CITY (City) OK (State) 73116 (Zip Code)

PROCESSED
MAY 06 2005
THOMSON FINANCIAL



SEC MAIL PROCESSING SECTION
RECEIVED
APR 28 2005
WASH, D.C.
185

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LYNN JUNKIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IBC INVESTMENTS, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


SIGNATURE GUARANTEED
MEDALLION GUARANTEED
INTERNATIONAL BANK OF COMMERCE
AUTHORIZED SIGNATURE
(0290K)
D0191353
SECURITIES TRANSFER AGENTS MEDALLION PROGRAM™

Notary Public

Signature

VICE PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IBC INVESTMENTS CORPORATION
(FORMERLY LOCAL SECURITIES CORPORATION)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

Net capital:		
Total stockholder's equity		$ 3,017,391
Total stockholder's equity qualified for net capital		$ 3,017,391
Total capital and allowable subordinated borrowings		3,017,391
Deductions:		
Nonallowable assets	2,309,482	
Deduction for fidelity bond coverage deductible	4,000	2,313,482
Net capital before haircuts on securities		703,909
Haircuts on securities:		
Variable Annuity Investment		10,905
Net capital		$ 693,004
Aggregate indebtedness:		
Total liabilities		$ 101,251
Computation of basic net capital requirements:		
Minimum net capital required		$ 50,000
Excess net capital		$ 643,004
Ratio of aggregate indebtedness to net capital		0.15 to 1

There were no material differences between this schedule and the Company's unaudited Form X-17A-5, Part 11A, filed on January 12, 2005 as of December 31, 2004. A reconciliation has been prepared at the request of NASD.

See accompanying independent auditors' report.